Exhibit 4.1

MODIV INC.
SECOND AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Modiv Inc., a Maryland real estate investment trust (the “Company”), has adopted a Second Amended and Restated Distribution Reinvestment Plan (the “DRP”) applicable to outstanding shares of its Class C common stock (the “Shares”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s Charter unless otherwise defined herein.

1.   Number of Shares Issuable. The number of Shares authorized for issuance under the DRP is 50,000,000.

2.   Participants. “Participants” are holders of the Company’s Shares who elect to participate in the DRP.

3.   Distribution Reinvestment. The Company or its appointed third-party administrator will apply all of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Participants will pay a $0.05 per share processing fee for each Share purchased through the DRP. The Company will pay all other costs of administration of the DRP.

4.   Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company or its appointed third-party administrator. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company board of directors.

5.   Purchase of Shares. Participants will acquire Shares at a price that depends on whether the Company issues new Shares to Participants or the Company or any third-party administrator obtains Shares to be issued to Participants by purchasing them in the open market. The purchase price for Shares issued directly by the Company will be 97% (or such other discount as may then be in effect) of the Market Price (as defined below) of the Shares. This discount is subject to change from time to time, in the Company’s sole discretion, but will be between 0% to 5% of the Market Price. The Company will advise Participants through a press release of any change in the applicable discount at least 30 days prior to the effective date of the change. The purchase price for Shares that the Company or any third-party administrator purchases from parties other than the Company, either in the open market or in privately negotiated transactions, will be 100% of the “average price per share” (as described below) actually paid for such Shares, excluding any processing fees. The Company is not required to provide any notice to Participants as to the source of the Shares to be issued under the DRP.

Determination of “Market Price” and “Average Price Per Share.” For purposes of the calculation of the DRP purchase price for new Shares issued directly by the Company, “Market Price” is equal to the average of the daily high and low sales prices, computed to four (4) decimal places on a daily basis, of the Shares on the New York Stock Exchange (“NYSE”) during the five (5) days on which the NYSE is open and for which trades in the Shares are reported immediately preceding the date Shares are issued pursuant to the DRP, or, if no trading occurs in the Shares on one or more of such days, for the five (5) days immediately preceding such DRP issuance date for which trades are reported. In the event there is no trading in the Shares, or if for any reason the Company or any third-party administrator have difficulty in determining the price of Shares to be issued under the DRP, then the Company, in consultation with any third-party administrator, will use such other public report or sources as the Company deems appropriate to determine the market price.

For purposes of the calculation of the DRP purchase price for Shares purchased from parties other than the Company, either on the open market or in privately negotiated transactions, “average price per share” is equal to the weighted average of the actual prices paid, computed up to six (6) decimal places, for all of the Shares purchased with all Participants’ reinvested Distributions.

Administrator’s Control of Purchase Terms. When open market purchases are made by a third-party administrator, these purchases may be made on any securities exchange where the Shares are traded, in the over-the-counter market or by negotiated transactions, and may be subject to the terms with respect to price, delivery and other matters to which the third-party administrator agrees. The Company does not, and Participants will not, have any authorization or power to direct the time or price at which Shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the third-party administrator. However, when open market purchases are made by such administrator, the administrator will use its reasonable efforts to purchase the shares at the lowest possible price. The Company may select, in its sole discretion, any third party to serve as the administrator of the DRP.

Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s Charter.

6.   Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7.   Share Certificates. The shares issuable under the DRP shall be uncertificated until the Company’s board of directors determines otherwise.

8.   Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9.   Termination by Participant. A Participant may terminate participation in the DRP at any time by notifying the Company’s third-party administrator. Any transfer of Shares by a Participant will terminate participation in the DRP with respect to the transferred Shares.

10.   Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing to Participants.

11.   Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

12.   Governing Law. The DRP shall be governed by the laws of the State of Maryland.